UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38954

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LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75 Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

LINX S.A. (B3: LINX3; NYSE: LINX), leader and specialist in technologies for retail, announces to its shareholders and the market that it has signed a partnership with Mercado Livre, to integrate Linx OMNI OMS (Order Management System) with its marketplace.

With this partnership, Linx´s customers who have the OMS solution will be able to expand their sales channels with the possibility of advertising their portfolio on Mercado Livre’s marketplace. As part of the omnichannel strategy, the retailer can offer pick-up in store and attract customers to its physical stores. There will also be the possibility for the retailer to deliver the items from the closest store to the location chosen by the customer (ship-from store).

This partnership will directly benefit the final customer by bringing more convenience, enabling a better shipping cost and delivery time for products purchased online.

Relevant brands, which are Linx OMNI OMS users, such as Nike, Boticário, Drogaria Pacheco SP, Centauro, Hering, Alpargatas, Vivara, Lojas Marisa, Tok&Stok, RiHappy, Inbrands, Restoque, among others, are the retailers who could benefit from this solution.

The signing of this agreement is another step by Linx to reinforce its leadership in the omnichannel strategy, delivering more opportunities to its customers.

Another highlight is that Hiper's sales and management system is also already integrated with the Mercado Livre platform, offering the small retailer an important alternative in this time of crisis.

São Paulo, April 1, 2020.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer